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Media Release 11 August 2022 Sydney, Australia 10 August 2022 Chicago, USA

James Hardie Industries Announces Chairperson Succession Plan
Ms Anne Lloyd appointed Deputy Chairperson and Successor
Mr Peter-John Davis appointed as a Non-Executive Director of the Board

James Hardie Industries plc (ASX: JHX; NYSE: JHX), the world’s #1 producer and marketer of high-performance fiber cement and fiber gypsum building solutions, is pleased to announce the appointment of Ms Anne Lloyd as successor to Michael Hammes as Chairperson. Ms Lloyd will immediately assume the role of Deputy Chairperson.

Chairman of the Board, Michael Hammes, previously announced his intention to retire, and now plans to retire after the Company’s November 2022 Board meeting and Annual General Meeting. Michael Hammes was elected as an independent non-executive director in February 2007, and he was appointed Chairman of the Board in January 2008.

Commenting on Ms Lloyd’s appointment, Mr Hammes stated, “Having served as Chairman of the James Hardie Board of Directors for over 15 years, it gives me great pleasure to be able to pass on this important role and responsibility to someone the caliber of Anne Lloyd. Anne has been on our Board for over three years and has operated within the industry for several decades. Her knowledge of James Hardie operations, the executive leadership team and the building materials industry make her an excellent choice to be the next Chairperson of James Hardie. Anne and I will work together over these next few months to fully transition the Chairperson responsibilities and expect to complete the succession process in early November 2022.”

Ms Lloyd added, “I am honored and excited to have the opportunity to step into this critical role as Chairperson of the James Hardie Board of Directors. There are big shoes to fill. Mike has done such a great job serving as a steward of this company for the past 15 years. I look forward to leading our Board as we work closely with our strong executive leadership team to help ensure James Hardie drives continued success and value for our shareholders.”

Ms Lloyd, an experienced corporate and finance executive, served as Chief Financial Officer of Martin Marietta Materials, Inc. a leading supplier of aggregates and heavy building materials, for over 12 years from June 2005 until her retirement in August 2017. She joined Martin Marietta in 1998 as Vice President and Controller and was promoted to Chief Accounting Officer in 1999. She was subsequently appointed Treasurer (2006-2013) and promoted to Executive Vice President in 2009. Earlier in her career, Ms Lloyd spent 14 years with Ernst & Young LLP (1984-1998), latterly as a senior manager and client service executive for the natural resources, mining, insurance and healthcare industries.

Additionally, as part of the continued Board of Directors refresh program, James Hardie announced today the appointment of Peter-John (PJ) Davis to the Board of Directors. PJ is based out of Queensland, Australia.

PJ previously served as Chief Operating Officer (COO) of Bunnings Australia & New Zealand. During his 15-year tenure as COO, the division was one of the most profitable of the Wesfarmers Group. With over 40 years’ experience in various retail and trade formats and home improvement industries, PJ commenced his career

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Media Release 11 August 2022 Sydney, Australia 10 August 2022 Chicago, USA

on the sales floor and held senior roles in operations, marketing, advertising, and merchandising before moving into general management and leading the development of the highly successful Bunnings Warehouse concept. PJ completed the Advanced Management Program at Harvard Business School in Boston, USA and is the Founding Director of ANRA (Australian National Retailers Association) and Foundation Member of the Australian Institute of Company Directors.

Commenting on Mr. Davis’ appointment, Ms Lloyd noted, “We are pleased to have PJ join our Board. His deep understanding of the retail and trade segments will be an asset to our Board, and we are pleased to once again have an Australian on our Board, as we now have Board representation from all three key geographic regions.”

The Board anticipates it will add two additional Board members in the next six months as it continues the Board refresh process.

Lastly, commenting on the search for a new CEO, Mr. Hammes stated, “We anticipate we will be in a position to announce a CEO appointment in the next thirty days. The search has identified multiple excellent candidates and we are in the final stages of the selection and appointment process.”

Forward-Looking Statements
This Media Release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. Many factors could cause the actual results, performance or achievements of James Hardie to be materially different from those expressed or implied in this release, including, among others, the risks and uncertainties set forth in Section 3 “Risk Factors” in James Hardie’s Annual Report on Form 20-F for the year ended 31 March 2022; changes in general economic, political, governmental and business conditions globally and in the countries in which James Hardie does business; changes in interest rates; changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Media Release except as required by law.

This media release has been authorized by Mr. Jason Miele, Chief Financial Offer.

END

Media/Press Enquiries:
Brett Clegg
Managing Director, Citadel Magnus

Telephone:    +61 487 436 985
Email:    bclegg@citadelmagnus.com

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Media Release 11 August 2022 Sydney, Australia 10 August 2022 Chicago, USA

Investor/Analyst Enquiries:
James Brennan-Chong
Director of Investor Relations and Market Intelligence

Telephone:    +61 2 9638 9205
Email:     media@jameshardie.com.au

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland

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